UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, CA 92660-3095

(949) 579-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Employee Email

Dear Team Members,

I am writing this letter to share some exciting news with you. A few minutes ago, we announced that Mindspeed Technologies has entered into a definitive merger agreement with M/A-COM Technology Solutions Holdings, Inc., (“MACOM”) a leading supplier of high performance RF, microwave, and millimeter wave products, in an all-cash transaction valued at approximately $272 million, or $5.05 per share. We are also in advanced discussions with a potential strategic buyer for a separate divestiture of our wireless business.

This announcement is the culmination of a six-month long, thorough and careful review of a wide range of strategic alternatives conducted by Mindspeed’s board and management team and spearheaded by Morgan Stanley. Joining forces with MACOM is the right next step for our company. I see this as an opportunity to bring together two complementary organizations to not only strengthen our customer products offerings, but also ensure continued growth and development for our employees.

This transaction is a testimony to the excellent work you have done over many years building our product platforms into high-margin, profitable, and fast-growing businesses, with a broad portfolio of industry-leading products enjoying leading share in multiple market segments.

MACOM clearly recognizes the value of our compelling technologies and great people, as well as the strong future prospects for Mindspeed’s HPA and communications processor products with high margins, long lifecycles and sticky customer relationships. This transaction brings together two industry leaders to create a strong competitor well-positioned to grow in the large and diverse market for high-performance analog and communications semiconductor solutions. Our companies share a commitment to driving cutting-edge innovation for the benefit of our customers and we are thrilled Mindspeed is becoming part of a significantly larger global organization. This transaction provides us with greater scale to compete effectively and the resources to invest in development, sales and marketing to drive growth.

It is important to remember that today’s news is only the first step in a process. MACOM currently expects the transaction to close by the end of calendar 2013. Until it closes, Mindspeed will continue to operate as an independent company.

We understand this news may raise uncertainty and has the potential to be disruptive, but it is critical that we continue to stay focused on our product development and customer commitments. I know you will have many questions, and we are committed to keeping you informed throughout this process.

In the coming days and weeks, our management team will be focused on ensuring all of our stakeholders understand what this transition will mean for them.

I look forward to talking with you more about these important developments for our Company. Thank you for your continued commitment to Mindspeed.

Sincerely,

Raouf Y. Halim

About Mindspeed Technologies

Mindspeed Technologies, Inc. (NASDAQ: MSPD) is a leading provider of network infrastructure semiconductor solutions to the communications industry. The company’s low-power system-on-chip (SoC) products are helping to drive video, voice and data applications in worldwide fiber-optic networks and enable advanced processing for 3G and long-term evolution (LTE) mobile networks. The company’s high-performance analog products are used in a variety of optical, enterprise, industrial and video transport systems. Mindspeed’s products are sold to original equipment manufacturers (OEMs) around the globe.

About MACOM

M/A-COM Technology Solutions Holdings, Inc. (www.macomtech.com) is a leading supplier of high performance RF, microwave, and millimeter wave products that enable next-generation internet and modern battlefield applications. Recognized for its broad catalog portfolio of technologies and products, MACOM serves diverse markets, including CATV, wireless and optical communications infrastructure, satellite, radar, automotive, industrial, medical, and mobile devices. A pillar of the RF and microwave industry, we thrive on more than 60 years of solving our customers’ most complex problems.

Headquartered in Lowell, Massachusetts, MACOM is certified to the ISO9001 international quality standard and ISO14001 environmental management standard. MACOM has design centers and sales offices throughout North America, Europe, Asia and Australia.

MACOM, M/A-COM, M/A-COM Technology Solutions, M/A-COM Tech, Partners in RF & Microwave, The First Name in Microwave and related logos are trademarks of MACOM. All other trademarks are the property of their respective owners.

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements based on Mindspeed’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, in addition to statements relating to Mindspeed’s business, financial results and prospects, statements concerning the MACOM transaction, including those regarding the potential date of closing of the acquisition; the potential for the divestiture of Mindspeed’s wireless business; potential benefits and synergies; and other financial and business expectations. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements contained in this press release reflect Mindspeed’s current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause those events or our actual activities or results to differ materially from those expressed in any forward-looking statement. Although Mindspeed believes that the expectations reflected in the forward-looking statements are reasonable, it cannot and does not guarantee future events, results, actions, levels of activity, performance or achievements. For example, there can be no assurances with respect to either the closing of the MACOM transaction or a divestiture of Mindspeed’s wireless business. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, among others, the potential that the tender offer will not be successfully completed; the lack of a binding agreement with respect to the divestiture of Mindspeed’s wireless business to a proposed third party and the risk that the divestiture may not be completed; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; failure to achieve expected synergies and other anticipated benefits of the transaction; and other risks and uncertainties generally affecting Mindspeed’s business, including fluctuations in our operating results and the potential for future operating losses; loss of or diminished demand from one or more key distributors; our ability to develop and introduce new products successfully; pricing pressures; whether we continue to sustain losses and consume cash in our operations; customer and employee uncertainty arising from the announcement of the transaction with MACOM and the potential divestiture of our wireless business; and the potential for intellectual property or other litigation. Additional risks and uncertainties that could cause our actual results to differ from those set forth in any forward-looking statements are discussed in more detail under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 28, 2012, our most recent Quarterly Report on Form 10-Q, and our future filings with the Securities and Exchange Commission.

Notice to Investors

The tender offer for the outstanding shares of common stock of Mindspeed described in this communication has not yet commenced. This communication is for informational purposes only and is not an offer to purchase any shares of Mindspeed or a solicitation of an offer to sell securities. At the time the tender offer is commenced, MACOM will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and Mindspeed will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Mindspeed stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Mindspeed Investor Relations Contact:

Mindspeed Technologies, Inc.

Kevin Trosian

VP, Corporate Development and Investor Relations

+1 949.579.3111

Investor.Relations@Mindspeed.com